

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2024

John V. Oyler
Chief Executive Officer
BeiGene, Ltd.
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands KY1-110

> **Re: BeiGene, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 26, 2024**
> **File No. 001-37686**

Dear John V. Oyler:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2023
Item 1A. Risk Factors
Summary of Risk Factors, page 60

1. In future filings, disclose in your summary of risk factors, the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your

ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

General

2.   We note the changes you made to your disclosure appearing in Item 1. Business and Item 1A. Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior 10-K review completed on June 15, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." We do not believe that your revised disclosure conveys the same risk. In future filings, please restore your disclosures in these areas to the disclosures as they existed in prior filings. As examples, and without limitation, we note that your disclosure in your Annual Report on Form 10-K does not contain disclosure (i) that the PRC government may intervene in or influence your operations at any time with little or no advance notice; (ii) references that the Chinese government may intervene, influence, or control your business or value of your securities; and that (iii) the Chinese government indicated an intent to exert more oversight and control over offerings that are conducted overseas.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin O'Connor